UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hurray! Holding Co., Ltd.
(Name of Issuer)
Ordinary Shares
represented by American Depositary Shares
(Title of Class of Securities)
447773102
(CUSIP Number)
Rosie Yu
Taiwan Mobile Co., Ltd.
13F-1, No. 172-1, Sec 2, Ji-Lung Rd.
Taipei City 106, Taiwan R.O.C.
Tel: 886-2-6638-3909
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	447773102	Page	2	of	12

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Taiwan Mobile Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Taiwan, Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		107,992,500 (indirectly through Taiwan Cellular Co., Ltd. and Simax Investment Holdings Ltd.)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		107,992,500 (indirectly through Taiwan Cellular Co., Ltd. and Simax Investment Holdings Ltd.)

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

107,992,500 (indirectly through Taiwan Cellular Co., Ltd. and Simax Investment Holdings Ltd.)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	447773102	Page	3	of	12

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Taiwan Cellular Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Taiwan, Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		107,992,500 (indirectly through Simax Investment Holdings Ltd.)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		107,992,500 (indirectly through Simax Investment Holdings Ltd.)

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

107,992,500 (indirectly through Simax Investment Holdings Ltd.)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	447773102	Page	4	of	12

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Simax Investment Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		107,992,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		107,992,500

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

107,992,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 447773102	Page 5 of 12 Pages
Item 1. Security and Issuer
     This Schedule 13D relates to ordinary shares, par value $0.00005 per share (“Ordinary Shares”), of Hurray! Holding Co., Ltd. (the “Issuer”), represented by American depositary shares (“ADSs”). Each ADS represents 100 Ordinary Shares. ADSs are traded on the Nasdaq Global Market under the symbol “HRAY.” The Issuer’s principal executive offices are located at 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.
Item 2. Identity and Background
     Item 2(a) through Item 2(c), Item 2(f)
     This Schedule 13D is being filed by (i) Taiwan Mobile Co., Ltd., a company organized in the Republic of China (“Taiwan Mobile”), (ii) Taiwan Cellular Co., Ltd., a company organized in the Republic of China, (“TCC”), and (iii) Simax Investment Holdings Ltd., a company organized in the British Virgin Islands (“Simax”). Simax is the wholly-owned subsidiary of TCC and TCC is the wholly-owned subsidiary of Taiwan Mobile. For purposes of this Schedule 13D, Taiwan Mobile, TCC and Simax together are referred to as the “Reporting Person”.
     The business address of Taiwan Mobile, TCC and Simax is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan R.O.C. Taiwan Mobile is a provider of wireless services in the Republic of China. TCC is a holding company. Simax is a special purpose vehicle formed for investment and other similar purposes.
     Annexes A-1, A-2 and A-3 attached hereto set forth, with respect to each executive officer and director of Taiwan Mobile, TCC and Simax, respectively, the following information: (a) name, (b) business address, (c) present principal occupation or employment, (d) name of any corporation or other organization in which such employment is conducted, and (e) citizenship.

CUSIP No. 447773102	Page 6 of 12 Pages
     Item 2(d) and Item 2(e)
     None of Taiwan Mobile, TCC and Simax, nor, to the best knowledge and belief of Taiwan Mobile, TCC and Simax, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     None of Taiwan Mobile, TCC and Simax, nor, to the best knowledge and belief of Taiwan Mobile, TCC and Simax, any of their respective executive officers or directors, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     107,992,500 Ordinary Shares, in the form of ADS, were purchased by Simax in a series of open market purchases from July 10, 2006 to September 26, 2006 for an aggregate consideration of $5,764,743.32 of its working capital.
Item 4. Purpose of Transaction
     The Reporting Person acquired the beneficial ownership of the Ordinary Shares reported herein as part of its ordinary course investment activities. The Reporting Person intends to review the performance of its investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the ADSs, the conditions in the securities markets, general economic and industry conditions, tax considerations and such other factors as the Reporting Person may deem relevant, as well as other investment opportunities available to it and the benefits of diversification, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. In this regard, the Reporting Person may purchase additional equity in the Issuer or may dispose of some or all of its holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, hedging transactions or alternative structures with respect to the Ordinary Shares, including ADSs, or in any combination of the foregoing, subject to relevant securities laws and regulations. Other than as described above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

CUSIP No. 447773102	Page 7 of 12 Pages
Item 5. Interest in Securities of the Issuer
(a)	The Reporting Person beneficially owns 107,992,500 Ordinary Shares, constituting approximately 5.02% of the Issuer’s 2,151,670,540 issued and outstanding Ordinary Shares based on information reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on July 17, 2006 and its Form 6-K filed with the Securities and Exchange Commission on August 23, 2006.

(b)	The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 107,992,500 Ordinary Shares beneficially owned by the Reporting Person.

(c)	107,992,500 Ordinary Shares, in the form of ADS, were purchased by the Reporting Person in a series of open market purchases from July 10, 2006 to September 26, 2006 for an aggregate consideration of $5,764,743.32, representing an average purchase price of $5.3381 per ADS, equivalent to $0.053381 per Ordinary Share, as follows:

		Ordinary Shares		Equivalent
	Number of ADSs	Represented by		Price per
Transaction Date	Purchased	ADSs Purchased	Price per ADS	Ordinary Share
July 10, 2006	70,000	7,000,000	$5.101600	$0.051016
July 11, 2006	67,700	6,770,000	$5.077100	$0.050771
July 12, 2006	100	10,000	$5.300000	$0.053000
July 13, 2006	17,484	1,748,400	$5.319700	$0.053197
July 14, 2006	50,000	5,000,000	$5.373500	$0.053735
July 17, 2006	65,000	6,500,000	$5.355200	$0.053552
July 18, 2006	65,000	6,500,000	$5.403850	$0.054039
July 19, 2006	35,000	3,500,000	$5.496790	$0.054968
July 20, 2006	20,438	2,043,800	$5.466604	$0.054666
July 21, 2006	20,829	2,082,900	$5.492895	$0.054929
July 26, 2006	100,000	10,000,000	$5.218197	$0.052182
July 27, 2006	58,022	5,802,200	$5.275152	$0.052752
(continued on following page)

CUSIP No. 447773102	Page 8 of 12 Pages

		Ordinary Shares		Equivalent
	Number of ADSs	Represented by		Price per
Transaction Date	Purchased	ADSs Purchased	Price per ADS	Ordinary Share
August 1, 2006	23,878	2,387,800	$5.000000	$0.050000
August 2, 2006	13,984	1,398,400	$5.254956	$0.052550
August 3, 2006	50,000	5,000,000	$5.193360	$0.051934
August 4, 2006	50,000	5,000,000	$5.198860	$0.051989
August 7, 2006	60,000	6,000,000	$4.998867	$0.049989
August 8, 2006	61,118	6,111,800	$5.008196	$0.050082
August 9, 2006	70,222	7,022,200	$5.142587	$0.051426
August 10, 2006	60,000	6,000,000	$4.999810	$0.049998
September 5, 2006	1,507	150,700	$6.500000	$0.065000
September 7, 2006	13,133	1,313,300	$6.449213	$0.064492
September 8, 2006	2,926	292,600	$6.498970	$0.064990
September 11, 2006	15,899	1,589,900	$6.499620	$0.064996
September 12, 2006	15,682	1,568,200	$6.500000	$0.065000
September 13, 2006	6,692	669,200	$6.500000	$0.065000
September 25, 2006	50,000	5,000,000	$6.330040	$0.063300
September 26, 2006	15,311	1,531,100	$6.364500	$0.063645
(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated October 6, 2006, between Taiwan Mobile Co., Ltd., Taiwan Cellular Co., Ltd. and Simax Investment Holdings Ltd.

CUSIP No. 447773102	Page 9 of 12 Pages
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 6, 2006
TAIWAN MOBILE CO., LTD.
By: /s/ Vivien Hsu

Signature
Vivien Hsu / Chief Financial Officer

Name/Title
TAIWAN CELLULAR CO., LTD.
By: /s/ Vivien Hsu

Signature
Vivien Hsu / Chief Financial Officer

Name/Title
SIMAX INVESTMENT HOLDINGS LTD.
By: /s/ Vivien Hsu

Signature
Vivien Hsu / Authorized Signatory

Name/Title

CUSIP No. 447773102	Page 10 of 12 Pages
ANNEX A-1
     The name, position and present principal occupation of each director and executive officer of Taiwan Mobile are set forth below. The business address for each of the executive officers and directors listed below is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan R.O.C. All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Richard Tsai	Chairman	Vice Chairman and Co-Chief Executive Officer of Fubon Financial Holding Co.

Daniel Tsai	Vice Chairman	Vice Chairman of Taiwan Mobile, Chairman and Co-Chief Executive Officer of Fubon Financial Holding Co. and Chairman of Taiwan Fixed Network Co., Ltd.

Harvey Chang	Director and President	President of Taiwan Mobile

Vivien Hsu	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Taiwan Mobile

Dr. Teddy Huang	Senior Vice President and Chief Technology Officer	Senior Vice President and Chief Technology Officer of Taiwan Mobile

Benny Chen	Senior Vice President and Chief Business Officer	Senior Vice President and Chief Business Officer of Taiwan Mobile

Nita Ing	Director	President of Continental Engineering Co., Ltd. and Chairman of Taiwan High Speed Rail Corp.

Jack J.T. Huang	Director	Partner, Jones Day

Wen-Li Yeh	Director	Chairman of Aegis Media Group

J. Carl Hsu	Director	Professor, Peking University

Pieere Chen	Director	Chairman of Yageo Corp.

Yu-Lon Chiao	Director	Chairman of Walsin Lihwa Corporation

Tsung-Ming Chung	Director	Vice Chairman of Arima Optoelectronics Corp. and Chairman of Dynapack Corp.

Ray-Ying Fan	Supervisor	President of Taiwan Fixed Network Co., Ltd.

Victor Kung	Supervisor	President of Fubon Financial Holding Co.

CUSIP No. 447773102	Page 11 of 12 Pages
ANNEX A-2
     The name, position and present principal occupation of each director and executive officer of TCC are set forth below. The business address for each of the executive officers and directors listed below is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan R.O.C. All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Richard Tsai	Chairman	Vice Chairman and Co-Chief Executive Officer of Fubon Financial Holding Co.

Daniel Tsai	Director	Vice Chairman of Taiwan Mobile, Chairman and Co-Chief Executive Officer of Fubon Financial Holding Co. and Chairman of Taiwan Fixed Network Co., Ltd.

Harvey Chang	Director and President	President of Taiwan Mobile

Vivien Hsu	Director and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Taiwan Mobile

Dr. Teddy Huang	Director	Senior Vice President and Chief Technology Officer of Taiwan Mobile

Rosie Yu	Supervisor	Vice President Finance of Taiwan Mobile

CUSIP No. 447773102	Page 12 of 12 Pages
ANNEX A-3
     The name, position and present principal occupation of each director and executive officer of Simax are set forth below. The business address for each of the executive officers and directors listed below is 13F-1, No.172-1, Sec 2, Ji-Lung Rd., Taipei City 106, Taiwan R.O.C. All executive officers and directors listed below are citizens of the Republic of China.

Name	Position	Present Principal Occupation
Harvey Chang	Director	President of Taiwan Mobile

Vivien Hsu	Secretary of the Board	Senior Vice President and Chief Financial Officer of Taiwan Mobile